IMMUDYNE, INC.

50 Spring Meadow Road

Mt. Kisco, NY 10549

(914) 244-1777

December 5, 2012

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Immudyne, Inc.

Registration Statement on Form S-1

Filed October 18, 2012

File No. 333-184487

Dear Mr. Riedler:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2012, to Immudyne, Inc. (the “Company”) regarding the above-captioned filing of the Company (the “Original Filing”). Please note that the Staff’s comments are restated below along with the Company’s responses. We have also filed concurrently Amendment No. 1 to the Form S-1 filed on October 18, 2012, (“Amendment No. 1”) to reflect our responses to the Staff’s comments.

FORM S-1

General

1.	In your next amendment, please update your financial statements and related financial schedules included in the filing as of September 30, 2012, as required by Rule 8-08 of Regulation S-X.

Response:

The Company has updated its financial statements included in its filing as of September 30, 2012, in its Amendment No. 1, in accordance with the Staff’s comment. Please see page F-1 of Amendment No. 1.

2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 2 of 11

Response:

The Company acknowledges the Staff’s comment.

3.	We note that you have indicated on your cover page that you are an “emerging growth company.” Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

To date, the Company has not, nor has any authorized representative of the Company, engaged in any oral or written communications in reliance on Section 5(d) of the Securities Act. Further, to date, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company will not provide any graphic, visual or photographic information in the printed prospectus prior to its use, other than that which has been included in preliminary prospectus as filed.

Prospectus Summary, page 1

5.	Please define the term “nutraceutical” upon first use.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 1 of Amendment No. 1.

Risk Factors, page 3

“Our products may require clinical trials to establish efficacy and safety . . .” pages 4-5

6.	Please clarify that because your yeast beta glucan products are dietary supplements and cosmetics, rather than drugs, no clinical trials for safety or efficacy are currently required for marketing approval and no such trials have been subject to review and approval by the FDA or comparable regulatory body.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 3 of 11

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 5-6 of Amendment No. 1.

“If we undertake product recalls or incur liability claims . . .” page 5

7.	Please disclose whether you have conducted product recalls to date, whether you have received product liability claims from third parties and whether consumers of your products have reported any adverse effects from your products.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 6 of Amendment No. 1.

“We derive a substantial part of our sales from one major customer…” page 5

8.	Please disclose here the name of the major customer as you have done in the Business section.

Response:

The Company’s response to this comment shall be furnished separately to the Commission.

9.	Please disclose whether your relationship with your largest customer is governed by contract, written or otherwise. If so, please disclose the term of this contract and the circumstances under which it may be terminated. Please also file the contract as an exhibit to your registration statement.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 6 of Amendment No. 1. The Company’s written contract with its largest customer is subject to a confidentiality agreement which prohibits disclosure to third parties. A redacted copy of the written contract has been filed as Exhibit 10.8 to Amendment No. 1. An application will be made with the Securities and Exchange Commission to seek confidential treatment of the redacted provisions of the written contract, which will be furnished separately to the Securities and Exchange Commission.

“We are subject to the risks of doing business internationally…” page 6

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 4 of 11

10.	In your Business section, please provide disclosure concerning the material terms of your international consulting and distributor agreements and file such agreements as exhibits to your registration statement.

Response:

The Company, to date, has not entered into any international consulting or distribution agreements, but anticipates it will do is in the future. The Company has revised its disclosure accordingly. Please see page 7 of Amendment No. 1.

“If we lose our key personnel. . .” page 6

11.	If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization. To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges.

Response:

To date the Company’s key personnel have no intentions to retire or resign in the near future, and it has not experienced any difficulties managing its growth, including retaining a sufficient number of skilled personnel. The Company has expanded the disclosure in accordance with the Staff’s comment. Please see page 8 of Amendment No. 1.

“We may not be able to protect our proprietary rights .. . .” page 8

12.	Disclose any known infringement of your intellectual property by third parties.

Response:

The Company is unaware of any infringement of its intellectual property by third parties. The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 9 of Amendment No. 1.

“We may be subject to claims that we have infringed the proprietary rights . . .” page 8

13.	Please disclose whether you are aware of any material infringement or have been put on notice by third parties of any material infringement of proprietary rights.

Response:

The Company is not aware of any material infringement, nor has it been put on notice by third parties of any material infringement, of proprietary rights of others. The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 8 of Amendment No. 1.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 5 of 11

“We are an EGC, and we cannot be certain if the reduced disclosure requirements . . .” page 12

14.	Please revise this risk factor to describe briefly the various exemptions that are available to you as an emerging growth company. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 13 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 17

15.	On page 17 you disclose “We historically have expended a significant amount of our funds on research and development of patents, trade secrets and proprietary products. However, on page 27 you state “Our expertise for many years has been in the development of efficient, stable and cost-effective production systems for beta glucan products derived from yeast, though we have not incurred any research and development expenses to date.” Please revise your disclosure to eliminate this apparent inconsistency. If applicable, please revise your disclosure to discuss the nature and amount of R&D expenses incurred in each period presented or expect to incur in the future that meet the guidance in ASC 730-10-55 and revise your financial statements to disclose separately any R&D expenses.

Response:

The Company has not incurred research and development costs, as contemplated by the guidance in ASC 739-10-55, and has revised the disclosure to remove any inconsistency. Please see page 19 of Amendment No. 1.

Results of Operations, page 18

16.	Please briefly describe the cost-cutting measures that management has instituted.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 21 of Amendment No. 1.

Legal Matters, page 22

17.	Please briefly discuss the nature of the patent litigation, the patent or patents at issue and disclose what you have licensed and to whom.

Response:

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 6 of 11

The Company has revised the disclosure in accordance with the Staff’s comment. Please see

Page 24 of Amendment No. 1.

Business, page 24

Our Company, page 24

18.	Please provide expanded disclosure regarding the clinical data demonstrating that beta glucans support the immune system. Please discuss generally the clinical trials to which you refer and specify whether such trials were conducted by or on your behalf and whether your actual products were studied. In addition, where you discuss clinical trials, please make clear to the reader that the marketing of beta glucan is not subject to approval from the FDA, that none of the trials you mention were subject to oversight by the FDA or comparable regulatory body, and that no regulatory body has attested to the efficacy of beta glucan in supporting immune health or otherwise treating disease.

Response:

The Company provided expanded disclosure regarding the data demonstrating that beta glucans support the immune system on page 27 of the registration statement. The Company has revised its disclosure in accordance with the remainder of the Staff’s comment. Please pages 26-27 of Amendment No. 1.

Our Products, page 24

19.	Please state the basis for your belief that your pure yeast beta glucan is the purest yeast beta glucan available currently.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 27 of Amendment No. 1.

20.	On page 25, you cite a number of research institutions and laboratories that have conducted research and clinical studies related to beta glucans. Please state whether any of these studies were conducted specifically on your proprietary substances or whether they were general research in the field of beta glucans.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 27 of Amendment No. 1.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 7 of 11

21.	We note your discussion on page 25 of two clinical trials showing that cancer patients taking your products experienced a decreased reoccurrence of cancer and increased survival rates. We also note your disclosure elsewhere in the prospectus suggesting that beta glucans may have a substantial effect on cancer regression. In these instances, please add disclosure that makes clear that these trials were not scrutinized by the FDA or comparable regulatory authority, that no such body has attested to the accuracy of these studies or the efficacy of your products in treating cancer and that you are prohibited by FTC and FDA regulations from suggesting in advertisements and product labels that your products “mitigate, treat, cure or prevent a specific disease or class of disease.”

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 1and 27 of Amendment No. 1.

Customers, page 26

22.	Please disclose the breakdown of your sales to customers between U.S. and international markets, the product lines to which these sales relate and specify the international markets in which you do business.

Response:

The Company has not made any international sales to date, and has revised the disclosure to reflect this fact. Please see page 28 of Amendment No. 1.

23.	Please describe in more detail your affiliate sales program.

Response:

The Company has not commenced its affiliate sales program to date, and has revised the disclosure to reflect this fact. Please see page 28 of Amendment No. 1.

Intellectual Property, page 27

24.	Please expand your disclosure, to address the type of patents you have (i.e. utlity, design, plant, method of use).

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 29 of Amendment No. 1.

Property, page 28

25.	Please file your lease for the manufacturing facility in Kentucky as an exhibit to your filing.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 8 of 11

Response:

The Company has filed its lease for its manufacturing facility in Kentucky as Exhibit 10.7 to Amendment No 1.

Certain Relationships and Related Party Transactions, page 33

26.	We note that the written description of the Royalty Agreement is listed in your Exhibit Index, but has not yet been filed. Please file this exhibit in your next amendment to your registration statement. In the summary of the agreement on page 34, please disclose the identity of the other party and describe the nature of Mr. McLaughlin’s 60% interest in the royalties. In addition, please explain what consideration you received in exchange for your obligation to pay royalties, including whether you license key technology from a third party.

Response:

The Company has filed the written description of the Royalty Agreement as Exhibit 10.1 to Amendment No. 1. The Company has also revised the disclosure in accordance with the Staff’s comment. Please see page 36 of Amendment No. 1.

Employment Arrangements with an Immediate Family Member of our President, page 36.

27.	Please file the employment agreement with Brulinda McLaughlin as an exhibit to your registration statement.

Response:

The Company has filed its employment agreement with Brulinda McLaughlin as Exhibit 10.6 to Amendment No 1.

Financial Statements

Statement of Operations, page F-4

28.	Please revise to present stock-based compensation within the appropriate line item expense classifications on the face of the Statements of Operations.

Response:

The Company has revised its statement of operations in accordance with the Staff’s comment. Please see page F-4 of Amendment No. 1.

Notes to Financial Statements

Note 2 – Summary of significant accounting policies

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 9 of 11

Revenue recognition, page F-8

29.	Please add disclosure to include your policy for sales returns and quantify if significant.

Response:

The Company has added the requested disclosure in accordance with the Staff’s comment. The Company notes that returns have not been significant in the past three fiscal years. Please see page F-8 of Amendment No. 1.

30.	Please disclose your accounting policy for any other revenue dilution items such as vendor discounts, chargebacks, rebates etc. If amounts are significant please quantify the current period amounts deducted from revenue and the total amount accrued by category at the end of each period presented. Quantify any significant changes in estimates related to prior periods by category and disclose the reason why the change occurred.

Response:

The Company has added the requested disclosure in accordance with the Staff’s comment. The Company notes that it has not experienced any significant customer discounts, chargebacks or rebates in the past three fiscal years. Please see page F-8 of Amendment No. 1.

31.	Please revise your accounting policy to describe the nature of “customer signing fees” and discuss instances when there would be a future obligation related to a fee and the related accounting treatment.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-8 of Amendment No. 1.

Stock-based compensation, page F-8

32.	Your disclosure that stock-based employee compensation arrangements are accounted for using the intrinsic value method appears to be inconsistent with your disclosure of using fair value. Please revise your disclosure here and on page 22 to eliminate disclosure of the intrinsic value method or explain to us how this method is appropriate under ASC 718.

Response:

The Company accounts for stock-based compensation at fair value. The Company has revised its disclosure in accordance with the Staff’s comment. Please see pages 24-25 and F-9 of Amendment No. 1.

Concentration of credit risk, page F-9

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 10 of 11

33.	You state that at June 30, 2012 one customer accounted for 94% of your outstanding accounts receivable. Please disclose the reason why accounts receivable at June 30, 2012 increased by approximately 248% compared to December 31, 2011 when the increase in revenue for the six months ended June 30, 2012 appears flat with the period ended June 30, 2011.

Response:

The receivable due from the significant customer at December 31, 2011, was $30,780, and represented 85 % of total $36,375 accounts receivable balance at December 31, 2011.  Sales to this customer for the six month period ended June 30, 2012, amounted to $312,376, and represented 77% of total $406,140 sales for that period. During the six months ended June 30, 2012, the company received from this customer $223,855 , and, accordingly, the amount due from the customer at June 30, 2012, amounted to $119,301, and represented 94% of total $126,361 accounts receivable at June 30, 2012.  The receivable balance from this significant customer was paid in full subsequent to June 30, 2012. Accounts receivable increased from December 31, 2011, to June 30, 2012, mainly as a result of sales to the major customer in excess of cash receipts from the major customer during this period.

Note 6 – Stockholders’ Equity, page F-13

34.	Please expand your disclosure on the calculation of the fair value of the options and warrants granted during the periods presented to explain how you determined the expected volatility of 50% for all periods.

Response:

The Company has revised its disclosure in accordance with the Staff’s comment. Please see page F-11 of Amendment No. 1.

Exhibit 4.1 Subscription Agreement

35.	Please confirm whether the terms of the warrants allow for adjustment of the exercise price down in the event of subsequent issuances of common stock by the company at a lower price. If so, please clarify how the adjusted exercise price is determined.

Response:

The terms of the warrant do not allow for the adjustment of the exercise price down in the event of subsequent issuances of common stock by the Company at a lower price.

The Company would like to further note that it has revised Mr. McLaughlin’s share ownership upward by 227,100 shares to include shares purchased previously on the open market by Mr. McLaughlin, that were inadvertently omitted in the registration statement.

Mr. Jeffrey Riedler U.S. Securities and Exchange Commission December 5, 2012 Page 11 of 11

In making its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Gerald Adler, Esq., of Newman & Morrison LLP, at (212) 248-1001.

Very truly yours,

/s/ Mark McLaughlin
Mark McLaughlin
President

cc:	Gerald Adler, Newman & Morrison LLP